Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
Facsimile (415) 856-7100
Internet www.paulhastings.com
April 16, 2007
VIA EDGAR [CORRESPONDENCE FILING]
Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
     Attention: Mr. Christian T. Sandoe, Esq.

Re:	Kayne Anderson MLP Investment Company
File No. 811-21593
Sir or Madam:
On behalf of Kayne Anderson MLP Investment Company (the “Fund”), we offer the following responses to the comments of Christian T. Sandoe of the Commission’s staff in telephone conversations with Mr. Sandoe (the “SEC Staff”), regarding the Fund’s public disclosure. For your convenience, we have attempted to reproduce the oral comments of the SEC Staff as accurately as possible.
FORM N-CSR
1.	Comment: In the Fund’s financial statements for future fiscal periods, if appropriate, please delete references to “securities sold short” in the line item “Net unrealized gains on investments, securities sold short and interest rate swap contracts, net of income taxes” contained in the Fund’s Statement of Assets and Liabilities.

Response: The Fund will make the requested change in the Fund’s financial statements for future fiscal periods if appropriate with respect to such period.

2.	Comment: In the relevant footnote to the Fund’s financial statements for future fiscal periods, as applicable, please make separate disclosure about each swap agreement in accordance with the applicable requirements of Rule 12-13 of Regulation S-X.

Response: The Fund will make the requested disclosure in the relevant footnote to the Fund’s financial statements for future fiscal periods as applicable.

3.	Comment: As applicable, in accordance with the instructions of Item 4(d) to Form N-CSR, please describe the nature of the tax services comprising the fees disclosed in this section.

Response: The Fund will make the requested disclosure in Item 4(d) to Form N-CSR for future fiscal periods as applicable.
PRESS RELEASES
4.	Comment: For the Fund’s future press releases announcing periodic dividends, please disclose an estimate of the portion of the dividend that the Fund anticipates will be treated as a return of capital for federal income tax purposes. Please also describe the method of calculation the Fund uses to present yield information in the Fund’s future press releases.

Response: The Fund will provide an estimate or an estimated range of the portion of the dividend that the Fund anticipates will be treated as a return of capital for federal income tax purposes in future press releases, and will either explain how yield information is calculated or may choose not to disclose yield information in such releases.
FUND INFORMATION PUBLISHED BY THIRD PARTIES
5.	Comment: We note that a third party has disclosed on its website information regarding the Fund’s expense ratio, which is a number that appears to vary from the ratio that the Fund publicly discloses in its financial highlights. Please explain what procedures the Fund employs to monitor information regarding the Fund that is publicly disclosed by third parties.

Response: The marketing department of the Fund’s investment adviser periodically reviews certain information regarding the Fund that is publicly disclosed by third parties. In the past, the Fund has notified the third party of any incorrect information that was detected through this procedure and requested that party make appropriate corrections to the information in its public records. In addition, the Fund’s investment adviser is considering retaining an investor relations director, who would be expected to periodically review information regarding the Fund published by third parties as part of his or her duties.
* * * * * * * * * *
We believe that we have addressed fully Mr. Sandoe’s comments. We are grateful to your continuing assistance with the review of the Fund’s public disclosure.
Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.

Very truly yours, David A. Hearth of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy
David J. Shladovsky, Esq.
Terry A. Hart